Law Offices

                       STRADLEY RONON STEVENS & YOUNG, LLP
                            2600 One Commerce Square
                           Philadelphia, PA 19103-7098
                                  215-564-8000

                                                       Samuel K. Goldstein, Esq.
                                                    Direct Dial - (215) 564-8128
                                                         sgoldstein@stradley.com

                                September 3, 2008

VIA EDGAR

John C. Grzeskiewicz, Esq.
Christina L. DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

      Re: Franklin Custodian Funds - Registration Statement on Form N-14 (FILE NO. 333-152780)

Dear Mr. Grzewskiewicz and Ms. DiAngelo:

      We are responding to your comments, provided via telephone on August 19, 2008 and August 20, 2008, to the above-captioned registration statement (the "Registration Statement") filed by Franklin Custodian Funds (the "Trust") on August 5, 2008. Each of your comments and our responses thereto are set forth below.

      In connection with our responses to your comments, we acknowledge, on behalf of the Trust, that:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
o Staff comments to or changes to disclosure in response to Staff comments to the Registration Statement do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the Registration Statement; and
o The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Registration Statement.


1. WHERE THERE IS A DISCUSSION OF THE REORGANIZATION COSTS, ADD SPECIFIC INFORMATION ABOUT THE PERCENTAGE OF THE COSTS BORNE BY THE FUNDS AND THE ADVISER AND THE TOTAL DOLLAR AMOUNT OF THE REORGANIZATION COST FOR EACH TRANSACTION.

      RESPONSE: We have revised the discussions of the costs of the Transactions under the headings, "How will the Transactions affect me?" and "Who will pay the expenses of the Transactions?" to read as follows:

      FSS, on behalf of each respective Target Fund, will pay 25% of the expenses resulting from that Target Fund's participation in a Transaction, including the costs of the proxy solicitation. The Acquiring Trust, on behalf of DynaTech Fund, will pay 25% of such expenses for each Transaction. The total amount of such expenses for the Transaction with Technology Fund is estimated to be $90,078. The total amount of such expenses for the Transaction with Health Care Fund is estimated to be $108,057. The total amount of such expenses of the Transaction for Communications Fund is estimated to be $138,000.

2.    WITH REGARD TO THE EXPENSE EXAMPLE FOR HEALTH CARE FUND'S CLASS A
      SHARES FOR THE 10-YEAR PERIOD, PLEASE CONFIRM OR CORRECT THE NUMBER SHOWN.

      RESPONSE:  We have corrected the number shown.  It now reads
      $1,946.

3. PLEASE CONFIRM THAT THE EXPENSE NUMBERS FOR ALL TABLES REFLECT THE RESPECTIVE FUND'S MOST RECENT AUDITED FINANCIALS.

      RESPONSE:  Confirmed.

4.    PLEASE MODIFY THE THIRD ASSUMPTION IN THE EXAMPLE ACCOMPANYING THE
      FEE TABLE FOR THE FUNDS, WHICH STATES THAT THE FUND'S OPERATING EXPENSES REMAIN THE SAME, SO THAT IT REFLECTS THAT THE EXPENSES TAKE INTO ACCOUNT ANY CONTRACTUAL WAIVERS FOR THE APPLICABLE PERIOD.

      RESPONSE: We have modified the third assumption to read, "The Fund's operating expenses remain the same, taking into account any contractual waivers for the applicable period."

5. IN THE CAPITALIZATION TABLE, DISCLOSE THE DOLLAR AMOUNT OF THE REORGANIZATION COSTS TO BE BORNE BY THE FUNDS.

      RESPONSE: We have added the estimated costs of the Transaction(s) to be borne by the Funds to the footnotes to the pro forma columns of the capitalization table as follows:

      [Note 2:] Numbers are projected after the Transactions. The projected capitalization of DynaTech Fund after the Transactions with Target Funds includes the costs of the Transactions that will be borne by the Target Funds and DynaTech Fund, which are estimated to be $168,068 and which would be allocated to the share classes as follows: Class A: $137,375, Class B: $6,251, Class C: $22,602, Class R: $1,304, and Advisor Class:
      $536.

      [Note 3:] Numbers are projected after the Transactions with Technology Fund and Communications Fund. The projected capitalization of DynaTech Fund after the Transactions with Technology Fund and Communications Fund includes the costs of the Transactions that will be borne by Technology Fund, Communications Fund, and DynaTech Fund, which are estimated to be $114,039, and which would be allocated to the share classes as follows:
      Class A: $94,970, Class B: $3,470, Class C: $14,106, Class R: $1,058, and
      Advisor Class: $435.

6. IN THE PRO FORMA FINANCIAL STATEMENTS, ADD DISCLOSURE THAT ALL OF THE INVESTMENTS OF THE TARGET FUNDS COMPLY WITH THE INVESTMENT RESTRICTIONS OF THE ACQUIRING FUNDS.

      RESPONSE: The requested language is already included in note 3 of the Notes to Pro Forma Combining Financial Statements (Unaudited). That note states as follows: "None of the securities held by the Franklin Technology Fund, the Global Communications Fund and the Franklin Global Health Care Fund as of the closing date will violate the investment restrictions of the Franklin DynaTech Fund."

7. IN THE PRO FORMA FINANCIAL STATEMENTS, ADD A BRIEF DISCUSSION OF THE REORGANIZATION COSTS, INCLUDING THE PERCENTAGES AND TOTAL DOLLAR AMOUNTS.

      RESPONSE:  We have added the following to the Notes to Pro
      Forma Combining Financial Statements (Unaudited):

      6. REORGANIZATION COSTS

      The Franklin Technology Fund, the Franklin Global Health Care Fund, and the Franklin Global Communications Fund will each pay 25% of their respective expenses, including the costs of proxy solicitation, resulting from their participation in a reorganization. The Franklin DynaTech Fund will pay 25% of such expenses for each reorganization. FAI will pay the remaining 50% of such expenses for each reorganization. The total amount of such expenses for the reorganization of the Franklin Technology Fund is estimated to be $90,078. The total amount of such expenses for the reorganization of the Franklin Global Health Care Fund is estimated to be $108,057. The total amount of such expenses for the reorganization of the Franklin Global Communications Fund is estimated to be $138,000.

8. IN THE PRO FORMA FINANCIAL STATEMENTS, ADD DISCLOSURE REGARDING THE TAX-FREE STATUS OF THE REORGANIZATIONS.

      RESPONSE: The requested language is already included in Note 1 of the Notes to Pro Forma Combining Financial Statements (Unaudited). That note includes the following language: "Each reorganization will be accounted for by the method of accounting for tax-free business combinations of investment companies."


                                ***

      Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8128.

                                    Best Regards,

                                    /s/ Samuel K. Goldstein

                                    Samuel K. Goldstein, Esq.

Cc:   Bruce Bohan, Esq.
      Janet Keltner
      Molly Quiceno
      Sheila Medeiros
      Kristin Ives, Esq.